RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Third Quarter Ended September 30, 2009

(Unaudited)

Suite 1540 – 800 West Pender Street, Vancouver  BC  V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

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RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
Unaudited
 (Stated in Canadian Dollars)

	September 30	December 31
	2009 2008
Assets
Current assets
Cash and cash equivalents	$974,875	$18,753,749
Temporary investments (note 4)	55,410,562	4,011,587
Marketable securities (note 5)	89,119	73,380
Amounts receivable	600,768	188,461
Prepaid expenses and supplier advances	162,214	109,757
	57,237,538	23,136,934

Buildings and equipment (note 6)	898,891	177,115
Other investments (note 7)	870,948	652,961
Mineral property costs (note 8) (Schedule)	104,396,734	82,862,073
Reclamation deposits (note 9)	498,000	5,000
	$163,902,111	$106,834,083

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$3,943,078	$793,393
Corporate income tax payable	248	22,603
	3,943,326	815,996

Future Income Taxes	15,001,738	14,773,269
Shareholders’ equity
Share capital (note 10)	162,655,100	109,912,429
Contributed surplus (note 10(d))	5,822,325	4,012,933
Deficit	(22,538,848)	(21,351,403)
Accumulated other comprehensive income (note 11)	(981,530)	(1,329,141)
	144,957,047	91,244,818
	$163,902,111	$106,834,083
See accompanying notes to the consolidated financial statements

Asset retirement obligations (note 9)
Commitments (note 13)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson, Director	John R. Brodie, FCA, Director

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2009	2008	2009	2008
Expenses
Amortization	$7,544	$17,290	$58,811	$51,357
Consulting	-	14,998	-	59,256
General mineral exploration	50,757	69,877	166,484	153,619
Investor relations	115,253	127,077	435,886	437,361
Office	45,556	39,313	169,940	137,578
Part XII.6 flow-through tax	-	18,000	26,102	169,000
Professional fees	63,574	42,304	174,623	136,620
Rent	25,117	24,377	76,096	57,307
Salaries	259,605	264,327	779,920	850,199
Stock-based compensation (note 10(b))	297,787	151,112	1,336,680	586,569
Transfer agent and regulatory filing fees	30,181	42,798	98,188	94,252
Travel and accommodation	25,493	33,132	85,458	109,117

(Loss) before other items	(920,867)	(844,605)	(3,408,188)	(2,842,235)
Interest and other income	45,787	161,382	150,656	517,434
Option and administration fees in excess of property costs	(2,227)	299,279	225,525	526,691
Gain (Loss) on sale of investments	2,382	(144,323)	(92,817)	(136,579)
Current income tax expense	-	(1,560)	(3,902)	(1,700)
Future income tax recovery	(227,244)	-	1,941,281	3,275,789

Net income (loss) for the period	(1,102,169)	(529,827)	(1,187,445)	1,339,400
Deficit, beginning of the period	(21,436,679)	(19,976,617)	(21,351,403)	(21,845,844)
Deficit, end of the period	$(22,538,848)	$(20,506,444)	$(22,538,848)	$(20,506,444)

Basic and diluted income (loss) per common share	$(0.01)	$(0.00)	$(0.01)	$0.01
Weighted average number of common shares outstanding	192,467,730	147,930,047	181,333,254	147,897,181
Fully diluted weighted average number of common shares outstanding*	192,467,730	147,930,047	181,333,254	149,544,265

*
The exercise of options in the three and nine months ended September 30, 2009 and the three months ended September 30, 2008, would have been anti-dilutive and so have been excluded from the calculation of fully diluted common shares in those periods.

See accompanying notes to the consolidated financial statements

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Comprehensive Income
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2009	2008	2009	2008

Net income (loss) for the period	$(1,102,169)	$(529,827)	$(1,187,445)	$1,339,400

Other comprehensive income (loss) in the period
Fair value adjustments to available for sale financial instruments
Temporary investments	(8,119)	(7,268)	(21,012)	4,450
Investments in public companies	69,390	(1,049,729)	249,564	(1,335,459)
Realized losses on investments in public companies reclassified to net income	(2,382)	144,323	93,383	136,579
Investment in companies spun-off	(27,652)	20,445	25,676	(108,109)
Other comprehensive income (loss) in the period	31,237	(892,229)	347,611	(1,302,539)
Comprehensive income (loss) for the period	(1,070,932)	(1,422,056)	(839,834)	36,861

Accumulated comprehensive loss, beginning of the period	(22,449,446)	(19,837,321)	(22,680,544)	(21,296,238)
Accumulated comprehensive loss, end of the period	$(23,520,378)	$(21,259,377)	$(23,520,378)	$(21,259,377)

See accompanying notes to the consolidated financial statements

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2009	2008	2009	2008
Cash Provided by (Used for):
Operating Activities
Net income (loss) for the period	$(1,102,169)	$(529,827)	$(1,187,445)	$1,339,400
Adjustment for items which do not involve cash:		-
Amortization	7,544	17,290	58,811	51,357
Stock-based compensation in administration	297,787	151,112	1,336,680	586,569
Gain (loss) on sale of investments	(2,948)	144,323	92,817	136,579
Other gains and losses	-	-	-	-
Option receipts in excess of property cost	(5,250)	-	(105,663)	-
Interest and other income	(2,197)	78,928	54,972	139,959
Future income tax recovery	227,244	-	(1,941,281)	(3,275,789)
	(579,989)	(138,174)	(1,691,109)	(1,021,925)
Changes in non-cash working capital components:
Prepaid expenses	40,407	290,167	(52,457)	(97,494)
Amounts receivable	(363,202)	719,146	(429,708)	435,744
Accounts payable and accrued liabilities	200,216	330,854	401,740	(32,612)
Income taxes payable	(1,257)	1,560	(22,355)	(72,300)
	(703,825)	1,203,553	(1,793,889)	(788,587)
Investing Activities*
Temporary investments	(1,607,626)	1,377,444	(51,474,393)	2,411,222
Mineral property costs	(8,053,786)	(4,155,351)	(17,793,695)	(12,460,130)
Reclamation deposits	-	-	(493,000)	-
Recovery of property costs incurred	32,565	(505,940)	68,201	1,382,510
Management and administration fees received	-	4,090	-	5,610
Purchase of equipment and investment	(501,320)	(1,044)	(817,964)	(73,141)
Proceeds on sales of investments	25,893	41,722	147,176	158,771
	(10,104,274)	(3,239,079)	(70,363,675)	(8,575,158)
Financing Activities*
Common shares issued and subscriptions received	450,124	90,199	56,933,665	97,599
Share issue costs	-	-	(2,554,975)	(3,144)
	450,124	90,199	54,378,690	94,455

Net cash provided (used) during the period	(10,357,975)	(1,945,327)	(17,778,874)	(9,269,290)
Cash and cash equivalents, beginning of the period	11,332,850	7,467,346	18,753,749	14,791,309
Cash and cash equivalents, end of the period	$974,875	$5,522,019	$974,875	$5,522,019

During the 9 month period the Company received $95,684 (2008 – 653,393) in interest and paid $2,479 (2008 - $1,678) in interest.
*  Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 14.
See accompanying notes to the consolidated financial statements

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2008	Gross Expenditures 2009	Recovery 2009	Balance September 30 2009
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition, option payments and advance royalties	$4,055,284	$497,560	$-	$4,552,844
Exploration costs:
Geological and geochemical	2,164,953	1,049,682	-	3,214,635
Drilling	19,314,229	8,940,103	-	28,254,332
Geophysical	456,262	57,435	-	513,697
Travel and accommodation	305,140	96,204	-	401,344
Other	109,735	479,685	-	589,420
Underground	734,849	10,014,759	-	10,749,608
Amortization	-	37,377	-	37,377
	27,140,452	21,172,805	-	48,313,257

Other Red Lake Properties
Acquisition and option payments	484,178	49,700	(9,138)	524,740
Exploration costs:
Geological and geochemical	1,342,133	-	-	1,342,133
Drilling	1,803,375	-	-	1,803,375
Geophysical	334,225	165,862		500,087
Travel and accommodation	121,975	-	-	121,975
Other	67,800	1,258	-	69,058
Administration fees (earned)	(648,080)	-	-	(648,080)
	3,505,606	216,820	(9,138)	3,713,288

McCuaig JV Project
Acquisition, option payments and advance royalties	125,890	6,000	-	131,890
Exploration costs:
Geological and geochemical	531,321	-	-	531,321
Drilling	2,286,814	-	-	2,286,814
Geophysical	27,425	-	-	27,425
Travel and accommodation	35,809	-	-	35,809
Other	8,000	-	-	8,000
Administration fees (earned)	(76,345)	-	-	(76,345)
	2,938,914	6,000	-	2,944,914

English Royalty Division
Acquisition and option payments	-	41,662	(41,662)	-
Others	-	-	-	-
	-	41,662	(41,662)	-

See accompanying notes to the consolidated financial statements

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2008	Gross Expenditures 2009	Recovery 2009	Balance September 30 2009

UNITED STATES OF AMERICA
ALASKA
Alaska Properties
Acquisition and option payments	$37,200,284	$-	$-	$37,200,284
Exploration costs
Geological and geochemical	1,814,908	29,078	-	1,843,986
Drilling	2,371,509	-	-	2,371,509
Travel and accommodation	26,230	-	-	26,230
Other	825,255	-	-	825,255
	42,238,186	29,078	-	42,267,264

NEVADA
Nevada Properties
Acquisition and option payments	6,177,535	-	-	6,177,535
Exploration costs
Geological and geochemical	296,977	111,648	-	408,625
Geophysics	562,658	7,448	-	570,106
Other	1,745	-	-	1,745
	7,038,915	119,096	-	7,158,011

Mineral Property Costs	$82,862,073	$21,585,461	$(50,800)	$104,396,734

See accompanying notes to the consolidated financial statements

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2009
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in North America.   At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2008.  These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2008.  References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc. and Rubicon Nevada Corp.  All inter-company balances have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted new CICA Handbook section 3064 which replaces CICA Handbook Section 3062, Goodwill and Other Intangibles.  This standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Consequentially, references to deferred costs were removed from CICA Accounting Guideline 11, Enterprises in the Development Stage. Adoption of this standard did not have an effect on the Company’s financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  Adoption of this guidance did not have an effect on the Company’s financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-174, “Mining Exploration Costs”.  The EIC provides guidance on the capitalization and impairment review of exploration costs.  Adoption of this guidance did not have an effect on the Company’s financial statements.

3.	CHANGES IN ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	TEMPORARY INVESTMENTS

Temporary investments consist of Canadian government treasury bills maturing between October 1, 2009 and April 15, 2010 with an aggregate carrying value and market value of $55,410,562 at September 30, 2009 (December 31, 2008 - $4,011,587) and effective interest rates between 0.145% and 0.421%.

5.	MARKETABLE SECURITIES

Marketable securities are comprised of shares in public companies and had a carrying and market value of $89,119 at September 30, 2009 (December 31, 2008 - $73,380).  Market values were based on quoted prices in an active market.

6.	EQUIPMENT

			September 30, 2009	December 31, 2008
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer equipment	$183,247	$87,116	$96,131	$71,423
Furniture and fixtures	155,878	68,734	87,144	48,072
Software	166,972	96,564	70,408	42,872
Leasehold Improvements	12,291	8,296	3,995	6,760
Field Equipment	215,414	17,576	197,838	7,988
Trucks	70,459	7,927	62,532	-
Buildings	391,325	10,482	380,843	-

	$1,195,586	$296,695	$898,891	$177,115

7.	OTHER INVESTMENTS

	September 30, 2009	December 31, 2008
	Carrying and Market Value	Carrying and Market Value

Investments in companies spun-off (1)	$158,010	$153,400
Investments in other public company shares (2)	712,938	499,561

	$870,948	$652,961

(1)
Investment in companies spun off consists of the net value of rights and obligations outstanding from options issued or revised at the December 2006 plan of arrangement.  The September 30, 2009, carrying value and fair value of $158,010  is attributable to the right to receive the proceeds from any exercise of Africo options or the underlying Africo shares.

(2)
Other investments in public company shares have aggregate carrying and market value of $712,938 at September 30, 2009. Market values were based on quoted prices in an active market. These shares were received as payments pursuant to mineral property option agreements and pursuant to prior year spin-out transactions where options expire or are forfeited unexercised.

8.	MINERAL PROPERTY INTERESTS

There were no changes in the principal property interests of the Company during the 9 month period ended September 30, 2009.

9.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for its Phoenix Gold project which is currently at the advanced exploration stage. Reclamation and closure activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.  In February of 2009, the Company filed a Closure Plan with the Ontario Ministry of Northern Mines and Development (“MNDM”) which included an independent estimation of closure costs, if currently implemented, which amounted to $493,000.  Upon filing the closure plan, a deposit in the same amount was made with the MNDM as financial assurance for completion of the closure plan when required.  Additional deposits will be required if closure amount estimates increase.

The present value of this asset retirement obligation is currently immaterial to recognize due to (i) the Company’s current intention to continue to hold and utilize the Phoenix property and related facilities for a period extending beyond 50 years and (ii) the Company has no legal requirement or intention to implement its closure plan during this extended holding period.  Should management’s intention’s change or closure plans and cost estimates change, the Company may be required to recognize an asset retirement obligation on the consolidated balance sheet at that time.

10.	SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

	9 Months Ended September 30, 2009			Year Ended December 31, 2008
	Number of Shares	$		Number of Shares	$
Balance, beginning of period	156,151,871		109,912,429	147,871,501		103,572,229
Private placements (1) (2)	25,000,000		37,445,025	8,166,670		9,460,640
Stock options exercised (3)	935,000		1,443,131	113,700		155,349
Warrants exercised	10,682,843		16,024,265	-		-
Flow-through renunciation (4)	-		(2,169,750)	-		(3,275,789)

Balance, end of period (5)	192,769,714		162,655,100	156,151,871		109,912,429
(1)	On March 5, 2009, the Company closed a $40 million private placement financing and issued 25 million common shares at $1.60 per share. A commission of $2.2 million (5.5%) was paid to the underwriters.
(2)	Proceeds are net of issue costs of $2,554,975 including commissions (2008 - $740,289). Nil (2008 – 4,870,370) shares were issued under flow-through share purchase agreements.
(3)	Inclusive of the original $533,731 (2008 - $57,750) fair value of these options re-allocated from contributed surplus to share capital on exercise
(4)
On February 28, 2009 the Company renounced $6.6 million of exploration expenditures to flow-through share investors and recorded the effect of the reduction in future tax deductible expenses against share capital.

(5)	On November 12, 2009, subsequent to the period end, the Company closed an $86 million public offering and issued 19 million common shares – see note 15 Subsequent Events.

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2009
(Stated in Canadian Dollars)

10. SHARE CAPITAL (continued)

b) Stock Options

The following is a summary of the changes in the Company’s outstanding stock options.
	9 Months Ended September 30, 2009		Year Ended December 31, 2008
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$		$
Balance at beginning of period	4,733,300	0.93		3,328,250		0.87
Granted	3,255,000	1.61		1,617,500		1.03
Exercised	(935,000)	0.97		(113,700)		0.86
Expired/Cancelled	(55,000)	1.31		(98,750)		1.10

Outstanding at end of period (1)	6,998,300	1.24		4,733,300		0.93
(1)	At September 30, 2009, the weighted-average remaining contractual life of stock options outstanding is 3.01 years (2008 – 2.60 years).

The fair value of stock options included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	9 Months ended September 30, 2009	Year ended December 31, 2008
Risk-free interest rate (%)	1.93%	3.67%
Expected life (years)	5 years	5 years
Expected volatility (%)	67%	64%
Expected dividend yield (%)	0%	0%

The weighted average grant-date fair value of options granted during the 9 month period was $0.91.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2009
(Stated in Canadian Dollars)

10.	SHARE CAPITAL (continued)

c) Summary of stock options outstanding:

September 30, 2009
Type of Issue	Number Outstanding	Weighted Average Price	Weighted Average Life
Stock Options		$	Years
	150,000	0.48	0.95
	200,000	0.56	1.20
	770,000	0.74	2.29
	20,000	0.76	4.05
	1,203,300	0.77	0.28
	1,255,000	1.04	3.37
	2,420,000	1.31	4.26
	20,000	1.46	3.61
	40,000	1.68	2.55
	200,000	1.89	4.54
	150,000	1.90	2.75
	75,000	2.14	4.50
	100,000	2.55	2.54
	200,000	3.12	4.78
	145,000	3.13	4.69
	50,000	4.47	4.98
Total Stock Options	6,998,300	1.24	3.01

d)      Summary of changes in contributed surplus:

	9 Months Ended September 30,2009	Year Ended December 31, 2008
Balance at beginning of period	$4,012,933	$3,082,261
Stock-based compensation - administration	1,336,680	761,890
Stock-based compensation – mineral property costs	1,006,443	209,941
Fair value on options/warrants granted by spun-off companies	-	16,591
Fair value of stock options allocated to shares issued on exercise	(533,731)	(57,750)
Balance at end of period	$5,822,325	$4,012,933

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30, 2009	December 31, 2008
Accumulated other comprehensive income (loss), beginning of period	$(1,329,141)	$549,606
Other comprehensive income (loss) for the period	347,611	(1,878,747)

Accumulated other comprehensive (loss), end of the period	$(981,530)	$(1,329,141)

Components of accumulated other comprehensive income

Unrealized gains (losses) on temporary investments	$(15,843)	$5,169
Unrealized (losses) on investments in public company shares	(333,645)	(571,890)
Unrealized (losses) on the Company’s Africo share receivable	(632,042)	(762,420)

Accumulated other comprehensive (loss)	$(981,530)	$(1,329,141)

12.	RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2009, the Company paid legal fees to a law firm, of which a partner is a director of the Company, aggregating to $434,930 (2008 - $35,854).  As at September 30, 2009, this law firm is owed $31,634 (December 31, 2008 - $19,500).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

13.	COMMITMENTS

a)	At September 30, 2009, the Company has $82,454 (December 31, 2008 - $144,295) in remaining lease payments for the use of its Vancouver office to September, 2010.
b)
At September 30, 2009, the Company is committed to incur $Nil (December 31, 2008 – 5,730,041) in eligible exploration expenditures by December 31, 2009, in order to complete obligations entered into pursuant to flow-through share purchase agreements.

c)
The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

14.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the nine months ended September, 2009, the Company received common shares of other companies valued at $105,662 (2008 - $142,383) pursuant to the terms of property and joint venture agreements. The Company has excluded from its investing cash flows $3,015,776 (2008 - $917,073) in accounts payable relating to mineral property costs.

15.	SUBSEQUENT EVENTS

On November 12, 2009, the Company closed a public offering for the issue of 18,975,000 common shares of the Company at a price of $4.55 per common share, for aggregate gross proceeds of $86,336,250.  A commission of 5% of the gross proceeds was paid to the underwriters, resulting in net proceeds to the Company of $82,019,438.

Subsequent to the period end, 382,500 common shares were issued pursuant to the exercise of stock options, for proceeds of $344,325.

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